EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

	Year ended December 31,
	2004	2005	2006	2007	2008
	(In thousands, except ratios)
Earnings:
Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries	$47,325	$38,946	$38,410	$47,491	$45,346
Fixed charges (see below)	11,197	14,774	13,958	15,813	18,412
	$58,522	$53,720	$52,368	$63,304	$63,758

Fixed charges:
Interest expensed and capitalized	$7,028	$8,888	$8,002	$8,050	$9,605
Amortized premiums, discounts and capitalized expenses relating to indebtedness	188	164	173	161	429
Estimate of the interest within rental expense (1)	3,981	5,722	5,783	7,602	8,378
	$11,197	$14,774	$13,958	$15,813	$18,412

Ratio of earnings to fixed charges	5.23	3.64	3.75	4.00	3.46

(1) Represents the portion of operating rental expense that management believes is representative of the interest component of rental expense excluding restructuring charges associated with branch and administrative office closings.